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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16818

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordon & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Pleasant Street
(No. and Street)

Watertown	Massachusetts	02472
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allison D. Salke (617) 924-7997
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

160 Federal Street	Boston	Massachusetts	02110
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

JD 3/13/08

OATH OR AFFIRMATION

I, Allison D. Salke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon & Co., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

____

____

Allison D. Salke
Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PMN

PMN

INDEPENDENT AUDITOR'S REPORT

PARTNERS
GORDON & CO.
Watertown, Massachusetts

We have audited the accompanying statements of financial condition of Gordon & Co. (the Partnership) as of December 31, 2007 and 2006, and the related statements of operations, changes in partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gordon & Co. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 15, 16 and 17 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parent, McLaughlin + Nangle

Certified Public Accountants

February 11, 2008

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1017
508/880-4955
Fax No. 508/823-6976

www.pmn.com

GORDON & CO.

(A Partnership)

STATEMENTS OF FINANCIAL CONDITION

	December 31 2007		December 31 2006	
ASSETS				
Cash and cash equivalents	$	2,267,244	$	579,940
Deposits with clearing organizations		236,000		145,000
Receivables from brokers, dealers and clearing organizations		25,827		464,431
Receivables from customers		3,007		17,793
Note receivable from customer, net (Note C)		-		-
Securities owned, at market value		664,548		4,534,684
Equipment - net		1,899,339		1,742,790
Other assets		8,196		3,620
	$	5,104,161	$	7,488,258
LIABILITIES AND PARTNERS' CAPITAL				
Liabilities:				
Note payable - line of credit	$	-	$	2,103,000
Payables to customers		255,161		178,187
Payables to brokers, dealers and clearing organizations		2,533		26,170
Securities sold, not yet purchased		30,719		496,404
Accrued expenses and other liabilities		34,405		35,138
		322,818		2,838,899
Partners' capital		4,781,343		4,649,359
	$	5,104,161	$	7,488,258

See notes to financial statements.

GORDON & CO.

(A Partnership)

STATEMENTS OF OPERATIONS

	Year ended December 31	
	2007	2006
REVENUES:		
Net gains on option transactions (including unrealized loss of $122,715 in 2007 and $389,829 in 2006)	$ 845,252	$ 1,195,785
Interest	37,419	25,415
Other income	186,062	117,476
	1,068,733	1,338,676
EXPENSES:		
Compensation and benefits	410,321	401,243
Other operating costs	872,988	887,773
	1,283,309	1,289,016
NET INCOME (LOSS)	($ 214,576)	$ 49,660

See notes to financial statements.

GORDON & CO.

(A Partnership)

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

YEARS ENDED DECEMBER 31, 2007 AND 2006

	General Partner	Limited Partners	Total
BALANCES, December 31, 2005	$ 3,855,879	$ 1,520,007	$ 5,375,886
Capital contributions	361,165	19,287	380,452
Net income	-	49,660	49,660
Federal and state taxes paid on behalf of partners	(13,209)	(26,756)	(39,965)
Capital withdrawals	(1,024,164)	(92,510)	(1,116,674)
BALANCES, December 31, 2006	3,179,671	1,469,688	4,649,359
Capital contributions	677,010	7,999	685,009
Net income (loss)	(228,275)	13,699	(214,576)
Federal and state taxes paid on behalf of partners	(14,972)	(20,696)	(35,668)
Capital withdrawals	(146,696)	(156,085)	(302,781)
BALANCES, December 31, 2007	$ 3,466,738	$ 1,314,605	$ 4,781,343

See notes to financial statements.

GORDON & CO.

(A Partnership)

STATEMENTS OF CASH FLOWS

	Year ended December 31 2007	Year ended December 31 2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	($ 214,576)	$ 49,660
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	38,851	29,570
(Increase) decrease in operating assets:		
Deposits with clearing organizations	(91,000)	(34,244)
Receivables from brokers, dealers and clearing organizations	438,604	(248,531)
Receivables from customers	14,786	6,315
Securities owned	3,870,136	974,923
Other assets	(4,576)	(1,072)
Increase (decrease) in operating liabilities:		
Payables to customers	76,974	57,452
Payables to brokers, dealers and clearing organizations	(23,637)	(332,540)
Securities sold, not yet purchased	(465,685)	286,538
Accrued expenses and other liabilities	(733)	4,174
Total adjustments	3,853,720	742,585
Net cash provided by operating activities	3,639,144	792,245
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to equipment	(195,400)	(378,102)
Net cash used by investing activities	(195,400)	(378,102)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advances (repayments) from note payable - line of credit - net	(2,103,000)	658,000
Proceeds from capital contributions	685,009	380,452
Capital withdrawals	(338,449)	(1,156,639)
Net cash used by financing activities	(1,756,440)	(118,187)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,687,304	295,956
CASH AND CASH EQUIVALENTS, beginning of year	579,940	283,984
CASH AND CASH EQUIVALENTS, end of year	$ 2,267,244	$ 579,940
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ 63,541	$ 58,536

See notes to financial statements.

A. Summary of Significant Accounting Policies:

Description of business:

Gordon & Co. (the Partnership), a Massachusetts limited partnership, is a registered broker/dealer engaged primarily in the writing of limited price put and call options. Under the terms of such options, expiration prices are established. If the market price of the underlying security falls to or below (call options) or rises to or above (put options) the expiration price, the option expires. Upon issuance of each option, Gordon & Co. agrees to repurchase the option prior to expiration for certain specified prices. An option may be exercised; but, if it is not exercised, modified or repurchased, it expires at the end of the term of the option, as determined either by the expiration price or the expiration date of the option. The expiration price provision limits the off-balance sheet market risk, should there be an unfavorable change in the price of the underlying financial instrument. If a put option expires, Gordon & Co.'s policy is to immediately purchase the underlying security to cover its short position.

Principal customers are individuals located throughout the United States who are familiar with the type of risk associated with these investments, and who satisfy the options disclosure and suitability requirements imposed by the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers (NASD).

Accounting for option income:

Option income is recognized over the term of the option, measured by the difference between the premiums received for writing and/or modifying the option and the amount of the Partnership's obligation to repurchase the option. For covered options, the amount of the repurchase obligation is considered in determining the realizable value of the underlying securities.

Cash equivalents:

For purposes of the statements of cash flows, the Partnership considers money market mutual funds, commercial paper and all highly liquid debt instruments with maturity of three months or less when purchased to be cash equivalents.

A. Summary of Significant Accounting Policies - (continued):

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from customers:

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables from customers.

Securities transactions and valuation of securities:

Securities transactions are recorded on a trade date basis. Securities, most of which are subject to outstanding put or call options, are recorded at realizable value, taking into account the repurchase provisions included in the options. Changes in the realizable value of securities are included in income.

Receivables from brokers, dealers and clearing organizations are collateralized in part by securities borrowed or sold. Receivables from customers are partially collateralized by securities owned by customers which are not reflected in the financial statements.

A. Summary of Significant Accounting Policies - (continued):

Securities-lending activities:

Securities borrowed are generally reported as collateralized financings, except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Partnership to deposit cash, letters of credit, or other collateral with the lender. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Fair value of financial instruments:

The Partnership's financial instruments, except as discussed elsewhere, are recorded at carrying amounts which approximate fair value.

Equipment:

Equipment is reported at cost, less accumulated depreciation. Depreciation is computed by use of accelerated methods over the estimated useful lives of the related assets. Maintenance and repairs are charged to expense as incurred.

Allocation of partnership income:

Class B limited partners receive a guaranteed payment equal to 7-1/2% of their average capital in the limited partnership. The special limited partners receive the lesser of their allocated share of the Partnership's net income or a guaranteed payment equal to 10% of their average capital in the limited partnership.

A. Summary of Significant Accounting Policies - (continued):

Allocation of partnership income – (continued):

Net income of the Partnership remaining after the guaranteed payments to the limited partners is allocated to the general partner.

Income taxes:

Federal and state income taxes are not payable or provided for by the Partnership, as individual partners are liable for income taxes on their distributive share of Partnership taxable income.

B. Cash Segregated Under Federal Regulations:

Cash of $270,000 and $420,000, at December 31, 2007 and 2006, respectively, was segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. No additional deposit was necessary to meet the required reserve computed as of either December 31, 2007 or 2006.

C. Note Receivable From Customer:

The Partnership has a note receivable from a customer amounting to $1,367,873 at both December 31, 2007 and 2006. An allowance was previously established for the full amount because the amount was doubtful of collection. The accrual of interest on this note was discontinued.

D. Equipment:

Equipment is summarized as follows:

	December 31	
	2007	2006
Automobile	$ 49,586	$ 49,586
Furniture and fixtures	46,165	46,165
Office equipment	158,776	155,658
Software	1,874,213	1,681,932
	2,128,740	1,933,341
Less accumulated depreciation	(229,401)	(190,551)
	$ 1,899,339	$ 1,742,790

Included with software, at December 31, 2007 and 2006, is $1,810,414 and $1,618,133, respectively, of customized software costs for the design of new trading and back office software. The software is not operational and, thus, is not being amortized. (Reference is made to Note L).

E. Payables to Brokers, Dealers and Clearing Organizations:

Payables to brokers, dealers and clearing organizations are collateralized by securities purchased.

F. Securities Owned and Sold, Not Yet Purchased:

	December 31	
	2007	2006
Market value of securities owned	$ 853,373	$ 5,358,874
Less reduction of securities valuation to reflect the repurchase provisions of options sold (Note A)	188,825	824,190
	$ 664,548	$ 4,534,684
Cost of securities owned	$ 5,129,063	$ 9,576,585
Market value of securities sold, not yet purchased	$ 27,550	$ 450,586
Plus increase in securities valuation to reflect the purchase provisions of options sold (Note A)	3,169	45,818
	$ 30,719	496,404
Cost of securities sold, not yet purchased	$ 27,452	$ 446,460

At December 31, 2007 and 2006, five securities and one security accounted for approximately 63% and 55% of the market value of securities owned, respectively.

At both December 31, 2007 and 2006, all outstanding put and call options were covered.

G. Note Payable - Line of Credit:

The Partnership has available a line of credit, expiring March 31, 2008, which permits the Partnership to borrow the lesser of $10,000,000 or 75% of eligible current market value of securities, with interest at the broker call rate. The Partnership had borrowings of $0 and $2,103,000 that were outstanding as of December 31, 2007 and 2006, respectively. All securities and investment property of the Partnership are pledged as collateral.

H. Employee Benefits:

The Partnership sponsors a 401(k) plan which entitles all full-time employees to make voluntary contributions to the plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Partnership is obligated to contribute 3% of an employee's salary to the plan on an annual basis. Partnership contributions to this plan amounted to $11,951 and $11,687 for the years ended December 31, 2007 and 2006, respectively.

I. Concentration of Credit Risk:

The Partnership maintains its cash balances at several financial institutions, and invests excess funds in money market mutual funds. Balances deposited in commercial banks are insured by the Federal Deposit Insurance Corporation, up to $100,000, while the balances invested in money market mutual funds are not insured. As of December 31, 2007 and 2006, the uninsured balances aggregated approximately $366,000 and $392,000, respectively.

J. Lease Commitments:

During 2003, the Partnership entered into a non-cancelable operating lease with a related party for office space. The lease expires in March, 2008, and contains escalating clauses for operating expenses and real estate taxes. The following is a schedule, by years, of future minimum rental payments, without regard to escalation clauses, on this operating lease as of December 31, 2007:

Year ending December 31:	
2008	$ 11,700

Rent expense for the years ended December 31, 2007 and 2006 amounted to $50,703 and $46,046 respectively.

K. Net Capital Requirements:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Partnership had net capital of $2,752,109, which was $2,502,109 in excess of its required net capital of $250,000. The Partnership's net capital ratio was .11 to 1, at December 31, 2007.

L. Related Party Transactions:

The Partnership has entered into an agreement with a computer consulting company for monthly computer maintenance, and has contracted with this company to design new trading and back office software. This company is partly owned by the Partnership's chief executive officer who is also a limited partner in the Partnership.

Computer maintenance expense and related software design amounted to $432,281 and $529,013 for the years ended December 31, 2007 and 2006, respectively. (Reference is made to Note D).

During 2003, the partnership entered into a lease agreement for office space with an entity in which the general partner and several limited partners of the Partnership hold interests. Lease payments under this agreement totaled $50,703 and $46,046 for the years ended December 31, 2007 and 2006, respectively. (Reference is made to Note J.)

M. Other Income:

During 2006, the Partnership recovered approximately $600 of amounts due from customers which had been previously written off as uncollectible. This amount is included in other income in the statements of operations.

SUPPLEMENTARY INFORMATION

GORDON & CO.

(A Partnership)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL:		
Total Partners' capital qualified for net capital		$ 4,781,343
Deductions and/or charges:		
Non-allowable assets:		
Equipment - net	$ 1,899,339	
Other assets	8,196	(1,907,535)
Net capital before haircuts on securities positions		2,873,808
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	85,923	
Other securities	35,776	(121,699)
NET CAPITAL		$ 2,752,109
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Payables to customers		$ 255,161
Accrued expenses and other liabilities		34,405
TOTAL AGGREGATE INDEBTEDNESS		$ 289,566
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 19,304
Minimum dollar net capital requirement of reporting broker/dealer		$ 250,000
Net capital requirement (greater of minimum dollar net capital requirement of reporting broker/dealer or minimum net capital required)		$ 250,000
Excess net capital		$ 2,502,109
Excess net capital at 1000%		$ 2,723,152
Ratio of aggregate indebtedness to net capital		.11 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION:

There are no differences between the amounts reported by the Partnership in Part II of the unaudited Form X-17A-5 as of December 31, 2007 and the amounts above.

GORDON & CO.

(A Partnership)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

AS OF DECEMBER 31, 2007

CREDIT BALANCES:		
Free credit balances and other credit balances in customers' securities accounts	$	205,521
Customers' securities failed to receive		46,452
Total credits	$	251,973
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$	433
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	251,540
Required reserve (105% of excess of total credits over total debits)	$	264,117
Amount held on deposit in reserve bank accounts, as of December 31, 2007	$	270,000

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION:

There are no differences between the amounts reported by the Partnership in Part II of the unaudited Form X-17A-5 as of December 31, 2007 and the amounts above.

GORDON & CO.

(A Partnership)

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUREMENTS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2007

Customers' fully paid and excess margin securities are in respondent's possession or control as of the report date.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

PARTNERS
GORDON & CO.
Watertown, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Gordon & Co. (the Partnership), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1071
508/880-4955
Fax No. 508/823-6976

www.pmn.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations; and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 11, 2008

END